

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2012

Via Email
Mr. Rick Shearer
Chief Executive Officer
Emerge Energy Services LP
1400 Civic Place, Suite 250
Southlake, Texas 76092

> Re: **Emerge Energy Services LP (f/n/a Emergent Energy Services LP)**
> **Amendment No.1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted August 2, 2012**
> **CIK No. 0001550863**

Dear Mr. Shearer:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Form S-1/A

Summary, page 1

Competitive Strengths, page 5

1.   In response to comment 4 from our letter dated June 21, 2012, you amended your disclosure to read:
     - "[You] believe that [your] Wisconsin reserves provide [you] access to a disproportionate amount of coarse sands . . . relative to other Wisconsin-based frac sand manufacturers"; and

- [You] believe that [your] operations. . . have the following attributes . . . significant coarse mineral reserve composition that minimizes handling and results in high production yields that [you] believe position [you] favorably relative to [your] competitors.

Please provide support for or explain the reasonable basis for these beliefs. In this regard, the supplemental material you cite in support for these revisions does not appear to offer evidence as to the superior composition of your reserves compared to that of other Wisconsin-based manufacturers or your competitors generally. Rather, the material only discusses that the amount of product available is a function of geology, and that many Northern White deposits from St. Peter, Jordan and Wonewoc formations have a limited volume of sand grains coarser than 40 mesh. It is our general understanding that the leading six providers of frac sand that you reference as your competition on page 149 also have operations that give them access to Northern White or Southern White deposits, which have been the more desired frac sands.

The Offering, page 12

2.   We note your response to comment 5 from our letter dated June 21, 2012 and are unable to concur. Insight Equity will receive equity interest in Emerge Energy Services LP in the form of common units, in exchange for the contribution of assets. As part of the offering, when the overallotment common units are sold, Insight Equity will receive the proceeds in return for surrendering some of its common shares, reducing its ownership interest in the company. The practical effect of this is the same as if the equity interest in Emerge Energy Services LP were sold in the public offering by Insight Equity, as Insight Equity will ultimately receive the consideration for those shares. Please revise to name Insight Equity as an underwriter with respect to the over-allotment shares.

Our Cash Distribution Policy and Restrictions on Distributions, page 58

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013, page 62

3.   We note the revised disclosure provided in response to comment 8 in our letter dated June 21, 2012 showing projected quarterly distributions for the 12 months ended September 30, 2013. Please provide similar disclosure of pro forma distributions by quarter for the fiscal year ended December 31, 2011 and the 12 months ended June 30, 2012 on page 62 of your submission.

Financing, page 68

4.   We note your disclosure on page 63 of your submission stating that you plan to borrow under your revolving credit facility to pay the full minimum quarterly distribution for the quarter ending December 31, 2012. Please tell us how these borrowings affect the assumed interest expense used to prepare your forecasted results of operations disclosure.

Pro Forma Operating Working Capital, page 102

5.   We note your response to comment 14 in our letter dated June 21, 2012. We note that
        you present the non-GAAP financial measure "operating working capital" which is
        described as a measure of your ability to pay your liabilities as they become due. Please
        provide additional disclosure explaining how management uses this non-GAAP financial
        measure. In addition, please provide a reconciliation of operating working capital to the
        most directly comparable GAAP-basis financial measure. Refer to Item 10(e)(1)(i) of
        Regulation S-K.

Liquidity and Capital Resources, page 111

6.   We note your response to comment 18 in our letter dated June 21, 2012. It does not
        appear that your revised disclosure adequately addresses our prior comment. Please
        revise to provide a detailed analysis of the components of your statements of cash flows
        that explains each of the significant year-to-year variations. For example, explain the
        causes of significant fluctuations in accounts receivables and inventories during each
        period for which financial statements are presented.

Duties of our General Partner, page 176

7.   We note your response to comment 37 from our letter dated June 21, 2012. Please
        provide a tabular presentation to facilitate clarity.

Financial Statements

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page F-8

Note 2. Pro Forma Adjustments, page F-9

8.   We note your response to comment 40 in our letter dated June 21, 2012. However, we
        were not able to find the revised disclosure in your submission. Please expand your
        disclosure with pro forma footnote (h) to provide a qualitative description of the factors
        that make up the goodwill recognized on a pro forma basis.

Superior Silica Holdings LLC Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-44

Revenue Recognition, page F-46

9.   We note your disclosure on page 144 of your submission which states that you recently negotiated an agreement with a customer that allows you to use a designated pool of its rail cars to fulfill orders for other customers. Please revise your revenue recognition policy disclosure to address this type of arrangement. Refer to SAB Topic 13.

Mineral resources, net, page F-47

10.   We note your response to comment 42 in our letter dated June 21, 2012. It does not appear that the revisions to your footnote disclosure explain the nature of capitalized mineral resource costs. Please expand your disclosure in this regard.

Note 6. Capital Lease Liability, page F-54

11.   We note your response to comment 44 in our letter dated June 21, 2012. Your revised disclosure states that you are obligated to pay a third party to mine and process mineral resources at your New Auburn location for a specified fee per ton which includes amounts paid to the third party for the extraction of sand, operating costs associated with operating the wash plant, and an estimated amount per ton as a lease payment. Please tell us whether these payments differ from the payments described on page 139 related to your New Auburn operations (i.e., $1.37 for royalties and lease development fees for each ton of sand produced at your New Auburn wet plant that is convertible into saleable sand).

12.   We note your disclosure of estimated minimum future lease payments on page F-60 of your submission. Please tell us how you considered the guidance per FASB ASC 840-10-50-1d regarding the disclosure of contingent rentals incurred.

Closing Comments

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

        You may contact Andri Boerman at (202) 551-3645 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters or John Coleman at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Norman von Holtzendorff at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director